

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-mail</u>
Mr. Liu Yan-qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Road
Song Bei District
Harbin, People's Republic of China

      Re: **China Sky One Medical, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 14, 2011
              File No. 001-34080

Dear Mr. Yan-qing:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief